Google Exchange Offer
•
Offers employees the ability to participate in a voluntary one-for-one stock option exchange
•
Designed to increase retention
•
The number of Google shares subject to outstanding options will not change as a result of the exchange offer
•
Total options expected to be exchanged represents less than 3% of total shares currently outstanding
•
New options are subject to an increased vesting schedule which adds 12 months to the original vesting schedule
•
In addition, new options will vest no sooner than 6 months after the close of the offer period
•
We expect to take a modification charge estimated to be $460 million over the vesting periods of the new options. These vesting periods range from six months to approximately five years. This modification charge will be recorded as additional stock based compensation beginning in the first quarter of 2009
•
This estimate assumes an exchange price of approximately $300 and that all eligible underwater options will be exchanged under the program.  As a result, it is subject to change.
The option exchange described in this slide has not launched. When the option exchange begins, Google will provide employees with written materials explaining the terms and timing. Eligible optionholders should read these materials carefully when they become available because they will contain important information about the option exchange. When the offer period begins, Google will file these materials with the Securities and Exchange Commission (SEC) as part of a tender offer statement. You will be able to obtain these written materials and other documents filed by Google with the
SEC free of charge from the SEC's
website at www.sec.gov.
Exhibit 99.8